One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax: 404-253-8432

www.alston.com

Martin H. Dozier	Direct Dial: (404) 881-4932	Email: martin.dozier@alston.com

January 27, 2017

Via EDGAR

Mr. James O’Connor, Esq.

Mr. Tony Burak

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Terra Income Fund 6, Inc. Post-Effective Amendment No. 4, Submitted December 7, 2016 File No. 333-202399

Dear Mr. O’Connor and Mr. Burak:

This letter, which supplements our letter dated January 23, 2017, sets forth the response of our client, Terra Income Fund 6, Inc. (the “Issuer”), to comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Post-Effective Amendment No. 4, filed with the Commission on December 7, 2016, to the Issuer’s Registration Statement on Form N-2 (the “Registration Statement”), originally filed with the Commission on March 2, 2015 and declared effective by the Commission on April 20, 2015. Where revisions to the Registration Statement or prospectus (the “Prospectus”) contained in the Registration Statement are referenced in the Issuer’s responses set forth below, such revisions are included in Post-Effective Amendment No. 5 to the Registration Statement, filed concurrently herewith pursuant to the Securities Act of 1933, as amended. For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.

1. Comment: Please change the term “distribution fee” to “transaction charge” to avoid investor confusion with a 12b-1 distribution fee.

Response: The Issuer has amended the Registration Statement in response to the Staff’s comment.

2. Comment: Please amend footnote 7 to the “Fees and Expenses” table on page 20 of the Prospectus to include additional disclosure regarding the method and assumptions used by the Issuer to calculate the estimated amount set forth in the line item captioned “Interest expense on obligations under participation agreements.”

Response: The Issuer amended footnote 7 to the “Fees and Expenses” table on page 20 of the Prospectus in response to the Staff’s comment.

3. Comment: Please confirm that if the Issuer records interest expenses under participation agreements that are materially higher than the estimated amount set forth in the line item captioned “Interest expense on obligations under participation agreements” in the “Fees and Expenses” table on page 20 of the Prospectus, the Issuer will amend the Prospectus to reflect such materially higher amount in that line item.

Response: The Issuer so confirms.

4. Comment: The Staff notes the Issuer’s response to Comment 13, as set forth in the Issuer’s letter dated January 23, 2017. Please confirm that if the Issuer pays any incentive fees on capital gains to its investment adviser, the Issuer will amend the Prospectus to reflect the amount of such fees paid in the line item captioned “Interest expense on obligations under participation agreements” in the “Fees and Expenses” table on page 20 of the Prospectus.

Response: The Issuer so confirms.

Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4932.

Sincerely,

/s/ Martin H. Dozier

Martin H. Dozier

cc:	Bruce D. Batkin, Chief Executive Officer, Terra Income Fund 6, Inc. Michael S. Cardello, Chief Compliance Officer, Terra Income Fund 6, Inc. Rosemarie A. Thurston, Alston & Bird LLP

Atlanta • Beijing • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.